As Filed with the Securities and Exchange Commission on April 11, 2005.
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                               METAL STORM LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                 State of Queensland, Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             | | on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. | |

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================

         Proposed maximum                                                                    Proposed maximum     Amount of
     Title of each class of                        Amount             Aggregate price           aggregate        registration
  Securities to be registered                 to be registered           per unit(1)         offering price(1)       fee
-------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced            100,000,000                $.05                 $5,000,000         $588.50
by American  Depositary Receipts,                American
each American Depositary Share                  Depositary
evidencing twenty ordinary shares                 Shares
of Metal Storm Limited.
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (Nos. 333-12318 and 333-14158) previously filed by the registrant.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------

         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that Metal Storm Limited is              Paragraph (11)
         subject to the periodic reporting
         requirements of the Securities Exchange
         Act of 1934 and, accordingly, files certain
         reports with the Commission and that
         such reports can be inspected by holders
         of American Depositary Receipts and
         copied at public reference facilities
         maintained by the Commission in
         Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of July 31, 2000, as amended and restated as of December 12, 2001, among Metal Storm Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-14158 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of July 31, 2000, as amended and restated as of December 12, 2001, among Metal Storm Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 11, 2005.

                                                   By: THE BANK OF NEW YORK,
                                                         as Depositary

                                                   By: \s\ Marianne Erlandsen
                                                       -------------------------
                                                       Name:  Marianne Erlandsen
                                                       Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Metal Storm Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the State of Queensland, Commonwealth of Australia April 11, 2005.

                                                  METAL STORM LIMITED

                                              By: /s/ James D. MacDonald
                                                  ------------------------------
                                                  Name:  James D. MacDonald
                                                  Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 11, 2005.

Name                                  Title
----                                  -----

/s/  David Smith                      Chief Executive Officer
-----------------------------         (Principal Executive Officer)
Mr. David Smith

/s/  Jim MacDonald                    Chief Financial Officer
-----------------------------         (Principal Financial & Accounting Officer)
Mr. Jim MacDonald

/s/  Terry O'Dwyer                    Director
-----------------------------
Mr. Terry O'Dwyer

/s/  Wayne Downing                    Director
-----------------------------
Retired General Wayne Downing

/s/  Bruce McComish                   Director
-----------------------------
Mr. Bruce McComish

/s/  David Smith                      Authorized Representative in
-----------------------------         the United States
Mr. David Smith

                                INDEX TO EXHIBITS

Exhibit
Number
------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.